| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0236 12.6.18 | EGV krisk1dc | 15-Jan-2018 20:32 EST | | 421317 FS 1 | 44* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |


200FgJ2&XYq!Lghh

As filed with the Securities and Exchange Commission on January 18, 2018.

Registration No. 333-221560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-11
REGISTRATION STATEMENT
FOR REGISTRATION UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AMERICOLD REALTY TRUST
(Exact name of Registrant as specified in its Governing Instruments)

10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328
(678) 441-1400

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Fred Boehler
President and Chief Executive Officer
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328
(678) 441-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

C. Spencer Johnson, III	**Edward F. Petrosky**
Keith M. Townsend	**J. Gerard Cummins**
Gibbs P. Fryer	**Sidley Austin LLP**
King & Spalding LLP	**787 Seventh Avenue**
1180 Peachtree Street, N.E.	**New York, NY 10019**
Atlanta, GA 30309	**(212) 839-5300**
(404) 572-4600	

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price Per Share (2)	Proposed Maximum Offering Price (1)(2)	Amount of Registration Fee (1)
Common Shares of Beneficial Interest, $0.01 par value per share		$16.00	$	$

(1) Includes common shares issuable upon the exercise of the underwriters' option to purchase additional common shares. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) Previously paid $54,979.20.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0285 12.6.18 | EGV bashs0dc | 16-Jan-2018 20:33 EST | 421317 COV 1 59*
FORM S-11/A - AMERIC | ATL | 09-Jan-2018 06:16 EST | COMP g05y27-2.0 | PS PMT 5C

Subject to Completion
Preliminary Prospectus Dated January 18, 2018



The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

______ Shares

AMERICOLD REALTY TRUST

Common Shares

This is Americold Realty Trust's initial public offering. We are selling 24,000,000 common shares and the selling shareholders identified in this prospectus are selling common shares. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

We expect the initial public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for our common shares. Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, or the NYSE, under the symbol "COLD."

We are a Maryland real estate investment trust and have elected to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Our amended and restated declaration of trust, or our declaration of trust, will contain a restriction on ownership of our common shares that prevents any person or entity from owning, directly or indirectly, more than 9.8% (in value) of our outstanding shares of beneficial interest, subject to certain exceptions. These restrictions, as well as other share ownership and transfer restrictions contained in our declaration of trust, are designed to enable us to comply with the restrictions imposed on REITs by the Internal Revenue Code of 1986, as amended, or the Code. See "Description of Shares of Beneficial Interest—Restrictions on Transfer."

Investing in our common shares involves risks. See "Risk Factors" beginning on page 41 of this prospectus.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1) For a description of the compensation payable to the underwriters, see "Underwriting."

We and the selling shareholders have granted the underwriters an option to purchase up to an additional 3,600,000 common shares from us and up to an additional common shares from the selling shareholders at the initial public offering price, less the underwriting discount, at any time or from time to time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our common shares on or about , 2018.

Joint Book-Running Managers

BofA Merrill Lynch **J.P. Morgan** **RBC Capital Markets**

Co-Managers

Rabo Securities

Baird **Citizens Capital Markets** **Raymond James** **SunTrust Robinson Humphrey**

BB&T Capital Markets **BTIG**

The date of this prospectus is , 2018.

TABLE OF CONTENTS

—————————————

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we, the selling shareholders nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide you with additional or different information. Neither we, the selling shareholders nor the underwriters (nor any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the accuracy or completeness of, any additional or different information that others may give you. We, the selling shareholders and the underwriters are offering to sell, and seeking offers to buy, our common shares only to investors in jurisdictions where such offers and sales are permitted. The information in this prospectus or any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of common shares. Our business, financial condition, liquidity, results of operations and prospects may have changed since that date.

—————————————



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 00:52 EST | | 421317 ROM 2 | 12* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

MARKET DATA AND FORECASTS

We use market data and industry forecasts and projections throughout this prospectus. We have obtained portions of this information from market research reports prepared for us by The Global Cold Chain Alliance, or GCCA, and Cushman & Wakefield of Illinois, Inc., or Cushman, in connection with this offering. Such information is included herein in reliance on each of GCCA's and Cushman's authority as an expert on such matters. See "Experts." In addition, we have obtained portions of this information from publications of the International Association of Refrigerated Warehouses, or IARW, an industry organization comprising approximately 1,200 member companies in 75 countries, according to GCCA, and from other publicly available industry publications. The data, forecasts and projections contained in these materials are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research performed by others, including GCCA, Cushman and IARW, are reliable, but we have not independently investigated or verified this information or any of the underlying economic assumptions relied upon therein. The forecasts and projections presented herein involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Risk Factors" and "Forward-Looking Statements."

TRADEMARKS

This prospectus includes our trademarks, such as Americold and Americold Realty, which are protected under applicable intellectual property laws and are the property of Americold Realty Trust and its subsidiaries. We have also registered the Internet domain name: www.americold.com. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. In addition, this prospectus contains trademarks of other companies, which we do not own. Such inclusion is for illustrative purposes only. We do not intend the use or display of other companies' trademarks herein to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN METRICS

In this prospectus, unless otherwise stated herein, when we refer to "cubic feet" in one of our temperature-controlled facilities, we refer to refrigerated cubic feet (as opposed to total cubic feet, refrigerated and otherwise) therein.

CERTAIN TERMS

"fully diluted basis" refers, unless the context otherwise requires or indicates, to the (i) 133,037,685 common shares outstanding immediately after this offering, (ii) the issuance of 1,926,734 common shares assuming a cashless exercise of all outstanding stock options under our Equity Incentive Plan adopted in 2008, or our 2008 Plan, and our Equity Incentive Plan adopted in 2010, or our 2010 Plan, as of September 30, 2017 at a share price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), (iii) 844,595 common shares issuable upon the vesting of restricted stock units outstanding as of January 8, 2018 under our 2010 Plan (including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees), and (iv) 783,333 common shares issuable under the Americold Realty Trust 2017 Equity Incentive Plan, or the 2017 Plan (which we will adopt in connection with this offering), upon the vesting of restricted stock units granted to certain of our non-employee trustees and certain employees upon the completion of this offering. Our definition of "fully diluted basis" is not the same as the meaning of "fully diluted" under U.S. generally accepted accounting principles, or U.S. GAAP. The term "fully diluted basis" excludes, unless the context otherwise requires or indicates, 3,600,000 common shares issuable under the underwriters' option to purchase additional common shares from us.



200FgJ2&XY@%oeWh
AMERICOLD REALTY TRU Donnelley Financial GA0113AM023940 12.5.9 EGV brand0at 16-Jan-2018 19:16 EST 421317 TX 26 66*
FORM S-11/A - AMERIC ATL 09-Jan-2018 06:16 EST COMP g77x23-10.0 PS PMT 1C

The following diagram depicts our ownership structure on a fully diluted basis after giving effect to this offering, excluding common shares, if any, to be issued upon exercise of the underwriters' option to purchase additional common shares. Our operating partnership indirectly owns substantially all of our properties through its subsidiaries, including its taxable REIT subsidiaries, or TRSs, and certain special purpose entities that were created in connection with various financings.



Public Shareholders (1)
Current and Former Trustees, Executive Officers and Employees (1)
YF ART Holdings (1)(2)(3) (Affiliate of Yucaipa and Fortress)
GS Entities (1)(3)
Charm Progress (1)(3)
% common shares
2.6% common shares
% common shares
% common shares
% common shares
Americold Realty Trust (the REIT) (our company) (4)
100%
Americold Realty Operations, Inc.
99% GP
1% LP
Americold Realty Operating Partnership, L.P. (our operating partnership)
100%
Operating Subsidiaries
100%
Operating Subsidiaries and Joint Ventures

(1) On a fully diluted basis, upon the completion of this offering, our public shareholders, our current and former trustees, executive officers and employees, YF ART Holdings, the GS Entities and Charm Progress will own approximately __%, 2.6%, __%, __% and __%, respectively, of our outstanding common shares (based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus), subject to adjustment between YF ART Holdings, the GS Entities and Charm Progress as described in "Principal and Selling Shareholders." If the underwriters exercise their option to purchase up to 3,600,000 additional common shares from us in full and up to   additional common shares from the selling shareholders in full, on a fully diluted basis, our public shareholders, our current and former trustees, executive officers and employees, YF ART Holdings, the GS Entities and Charm Progress will own approximately __%, 2.5%, __%, __% and __%, respectively, of our outstanding common shares, subject to adjustment between YF ART Holdings, the GS Entities and Charm Progress as described in "Principal and Selling Shareholders."

(2) YF ART Holdings directly holds 69,342,769 common shares and warrants (currently exercisable) to purchase 18,574,619 common shares. The diagram assumes the sale by YF ART Holdings of   common shares as a selling shareholder in this offering and the cashless exercise of the warrants into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants). For further information regarding these warrants, see "Description of Shares of Beneficial Interest—Warrants."



200FgJ2&XY@&Xoc7h

AMERICOLD REALTY TRU	Donnelley Financial	GA0113AM023940 12.5.9	EGV brand0at	16-Jan-2018 19:17 EST		421317 TX 27	60*
FORM S-11/A - AMERIC			ATL	09-Jan-2018 06:16 EST	COMP	PS PMT	1C

The Fortress Entity is a limited partner of YF ART Holdings. As of September 30, 2017, the number of common shares held by YF ART Holdings and attributable to the Fortress Entity was 10,901,069. The number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of 15,697,538 common shares. This ongoing increase ends upon the earlier of (i) repayment in full of the obligations of YF ART Holdings to the Fortress Entity and (ii) March 1, 2019. Under the terms of the YF ART Holdings limited partnership agreement, prepayments of the obligations of YF ART Holdings to the Fortress Entity result in a partial reduction in this ongoing increase. See "Principal and Selling Shareholders" and "Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement."

(3) The GS Entities directly hold 325,000 Series B preferred shares and Charm Progress directly holds 50,000 Series B preferred shares. The Series B preferred shares have an aggregate liquidation preference of $375 million. All 375,000 outstanding Series B preferred shares will be converted into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. The diagram gives effect to the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time and the sale by the GS Entities of common shares and by Charm Progress of   common shares as selling shareholders in this offering. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. YF ART Holdings has agreed to transfer common shares held by YF ART Holdings to the GS Entities and Charm Progress with a value of up to the total value of the common shares that the GS Entities and Charm Progress would have received upon conversion in the event the initial public offering price in this offering were equal to the price of a qualified IPO under the terms of our Series B preferred shares, less the value of the common shares received by the GS Entities and Charm Progress upon conversion based on the initial public offering price, subject to a maximum. Based on the terms of these arrangements, YF ART Holdings would transfer these common shares to the GS Entities and Charm Progress upon the completion of this offering. The GS Entities and Charm Progress would be obligated to promptly return one half of these common shares to YF ART Holdings if the volume weighted average price of a common share on the NYSE for the ten trading day period ending on the first trading day immediately following the six month anniversary of the closing of this offering is greater than a specified price. Based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, YF ART Holdings would transfer 441,726 common shares to the GS Entities and 67,958 common shares to Charm Progress upon the completion of this offering based on the terms of these arrangements. The diagram gives effect to these transfers upon the completion of this offering. The transfers contemplated by these arrangements will not result in an increase in the aggregate number of outstanding common shares or any changes in the beneficial ownership of the purchasers of common shares in this offering or other entities and persons presented in this diagram. For further information regarding our Series B preferred shares and the arrangements described above, see "Description of Shares of Beneficial Interest—Preferred Shares—Series B Preferred Shares" and "Principal and Selling Shareholders," respectively.

(4) We have previously issued 125 Series A cumulative non-voting preferred shares of beneficial interest, $0.01 par value per share, or the Series A preferred shares, in connection with maintaining our status as a REIT. The Series A preferred shares may be redeemed at our option for consideration equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption with no redemption premium or penalty. We intend to redeem all 125 outstanding Series A preferred shares upon the completion of this offering.



| AMERICOLD REALTY TRU | Donnelley Financial | GA0113AM023940 12.5.9 | EGV brand0at | **16-Jan-2018 19:17 EST** | | **421317 TX 31** | 58* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | **09-Jan-2018 06:16 EST** | COMP | PS PMT | 1C |

THE OFFERING

Common shares offered by us . . . . 24,000,000 common shares

<u>Common shares offered by the selling
   shareholders</u> . . . .   common shares

Underwriters' option to purchase
   additional common shares . . . .   common shares (up to 3,600,000 common shares <u>from us and
up to</u>   common shares from the selling shareholders). <u>Upon
any partial exercise of this option, the underwriters will purchase
common shares from us and each of the selling shareholders on a pro
rata basis.</u>

Common shares outstanding
   immediately after this offering . . . . . . 133,037,685 common shares (or 136,637,685 common shares if the
underwriters exercise in full their option to purchase additional
common shares)

Use of proceeds . . . . We intend to use the net proceeds from this offering, together with
$517.0 million of net proceeds from our New Senior Secured Term
Loan A Facility that will be effective upon the completion of this
offering, to repay the entire $809.0 million aggregate principal
amount of indebtedness outstanding under our Existing Senior
Secured Term Loan B Facility and for general business purposes,
which may include the repayment of $13.1 million outstanding under
our Clearfield, Utah construction loan. See "Use of Proceeds." <u>We
will not receive any of the proceeds from the sale of common shares
by the selling shareholders.</u>

Proposed NYSE ticker symbol . . . . COLD

     The number of common shares outstanding immediately after this offering is based on 69,370,609 common shares outstanding as of September 30, 2017, and excludes the following:

- up to 3,600,000 common shares issuable <u>by us</u> upon the underwriters' exercise in full of their option to purchase additional common shares;

- 5,477,618 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017 under the 2008 Plan and the 2010 Plan, which we refer to collectively with the 2008 Plan as our equity incentive plans, at a weighted average exercise price of $9.72 per share;

- 844,595 common shares issuable upon the vesting of restricted stock units outstanding as of January 8, 2018 under the 2010 Plan, including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees and 603,411 restricted stock units entitled to receive, when paid, cash distributions declared after the completion of this offering;

- 783,333 common shares issuable under the 2017 Plan (which we will adopt in connection with this offering), upon the vesting of restricted stock units to be granted to certain of our non-employee trustees and certain employees upon the completion of this offering, all of which restricted stock units are entitled to receive, when paid, cash distributions declared after the completion of this offering; and

31



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PR3-0859 12.5.9 | EGV balaa0dc | 16-Jan-2018 01:27 EST | | 421317 TX 32 | 47* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

- 8,216,667 common shares reserved for future issuance under the 2017 Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to the following:

- the 24,000,000 common shares to be sold by us in this offering are sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

- the   common shares to be sold by the selling shareholders are sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

- the filing of our declaration of trust with the State Department of Assessments and Taxation of Maryland immediately prior to the completion of this offering;

- the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering;

- the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time;

- the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants);

- no exercise by the underwriters of their option to purchase up to _____ additional common shares; and

- no exercise of the stock options to purchase common shares described above.



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 00:54 EST | | 421317 TX 34 | 61* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

(in thousands)	Nine months ended September 30,			Year ended December 31,			
	2017 Pro forma (1)	2017 Actual	2016 Actual	2016 Pro forma (1)	2016 Actual	2015 Actual	2014 Actual
Consolidated Statements of Operations Data:							
Warehouse segment revenues	$ 848,064	$ 848,064	$ 789,873	$1,080,867	$1,080,867	$1,057,124	$1,039,005
Total revenues	1,141,867	1,141,867	1,095,437	1,489,999	1,489,999	1,481,385	1,509,598
Operating income	87,728	90,817	83,783	112,898	117,016	110,663	106,018
Net income (loss)	2,122	(8,608)	(7,425)	23,141	4,932	(21,176)	(42,434)
Total warehouse segment contribution (NOI) (2)	254,399	254,399	221,868	314,045	314,045	307,749	294,257
Total segment contribution (NOI) (2)	273,738	273,738	244,695	345,645	345,645	337,020	322,519
Consolidated Statement of Cash Flows Data:							
Net cash provided by operating activities	N/A	$ 127,130	$ 87,390	N/A	$ 118,781	$ 106,521	$ 117,243
Net cash used in investing activities	N/A	(78,782)	(13,193)	N/A	(33,732)	(66,830)	(58,617)
Net cash (used in) provided by financing activities	N/A	9,944	(88,868)	N/A	(95,322)	(28,120)	(58,981)
Net increase (decrease) in cash and cash equivalents	N/A	$ 58,292	$ (14,671)	N/A	$ (10,273)	$ 11,571	$ (355)
Selected Other Data:							
Same store contribution (NOI) (3)	$ 254,571	$ 254,571	$ 224,251	$ 309,349	$ 309,349	$ 302,040	$ 289,428
EBITDA (4)	164,087	167,176	174,887	244,816	248,934	230,891	214,285
Core EBITDA (4)	208,435	208,435	179,399	261,362	261,362	253,638	244,057
Funds from operations (5)	76,296	65,566	51,888	108,770	90,561	75,065	47,111
Core funds from operations (5)	108,553	73,400	37,690	119,986	69,207	55,697	42,133
Adjusted funds from operations (5)	105,757	70,604	42,788	121,904	71,125	59,754	81,152

(in thousands)	As of		
	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Consolidated Balance Sheet Data:			
Cash and cash equivalents	$ 107,625	$ 82,044	$ 22,834
Total assets	2,408,949	2,388,362	2,327,631
Total debt	1,617,756	1,900,881	1,831,973
Total shareholders' equity (deficit)	488,955	(187,338)	(149,455)

	As of and for the twelve months ended		
	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Ratio Data:			
Net debt to Core EBITDA (6)	5.27	6.38	7.06

(1) Gives effect to the pro forma adjustments in the "Unaudited Pro Forma Condensed Consolidated Financial Statements," including the issuance and sale of 24,000,000 common shares by us in the offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2) We evaluate the performance of our business segments based on their contribution (NOI) to our overall results of operations. We use the term "segment contribution (NOI)" to mean a segment's revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). We use segment contribution (NOI) to evaluate our segments for purposes of making operating decisions and assessing performance in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 280, *Segment Reporting*.

We also calculate our total segment contribution (NOI) as the sum of the segment contribution (NOI) for each of our business segments. We believe our total segment contribution (NOI) is helpful to investors because it gives a picture of our business's profitability before



200FgJ2&XY@&vbXhk

| AMERICOLD REALTY TRU | Donnelley Financial | GA0113AM023940 12.5.9 | EGV brand0at | 16-Jan-2018 19:17 EST | | 421317 TX 67 | 62* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

Our significant shareholders, including Yucaipa, the GS Entities and the Fortress Entity, and their respective affiliates, will continue to have significant influence over us, and their actions might not be in your best interest as a shareholder.

Upon the completion of this offering, investment funds affiliated with Yucaipa and the GS Entities will control on a fully diluted basis approximately ___% and ___%, respectively, of the voting power in us, assuming no exercise of the underwriters' option to purchase additional common shares, the sale by YF ART Holdings of _____ common shares and by the GS Entities of _____ common shares, in each case as selling shareholders in this offering, and the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time, subject to adjustment between YF ART Holdings, the GS Entities and Charm Progress as described in "Principal and Selling Shareholders," and the cashless exercise by YF ART Holdings, an affiliate of Yucaipa, of all outstanding warrants to purchase 18,574,619 common shares exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants). Additionally, as of September 30, 2017, the Fortress Entity's investment in YF ART Holdings, including the preferred return, was approximately $512.6 million, and YF ART Holdings owned 69,342,769 of our common shares (excluding common shares issuable upon exercise of YF ART Holdings' warrants), of which 10,901,069 common shares were attributable to the Fortress Entity.

Under the terms of the limited partnership agreement of YF ART Holdings, the general partner of YF ART Holdings, YF ART Holdings GP, LLC, or YF ART GP, has agreed not to cause or permit us, without the prior written approval of the Fortress Entity, to, among other things, engage in certain affiliate and fundamental corporate transactions, make certain tax elections and engage in related tax activities and undertake other significant activities. The Fortress Entity made its investment in YF ART Holdings pursuant to that certain Contribution Agreement, dated as of February 27, 2015, by and among YF ART GP, YF ART Holdings, us, the Fortress Entity and certain affiliates of Yucaipa, or the Contribution Agreement. We agreed with the Fortress Entity to enforce many of these control rights pursuant to the Contribution Agreement. We expect to amend the Contribution Agreement in connection with this offering to eliminate our obligations to enforce these control rights. For further information regarding the Contribution Agreement, please see "Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement."

The limited partnership agreement of YF ART Holdings also provides for, among other things, preemptive rights in favor of the Fortress Entity. Specifically, YF ART GP is required to use its commercially reasonable efforts to permit the Fortress Entity to purchase its pro rata share of any new shares of our company that we may issue to any other person on the same terms and conditions proposed to such other person. The exercise by the Fortress Entity of this preemptive right would further dilute your ability to influence matters requiring shareholder approval. We expect that affiliates of Yucaipa and the Fortress Entity will amend the YF ART Holdings limited partnership agreement in connection with this offering, which we expect will result in an elimination of the preemptive rights that have been granted in favor of the Fortress Entity and a substantial reduction of the control rights that have been granted in favor of the Fortress Entity as described herein.

Our existing shareholders agreement will terminate upon the completion of this offering, and we anticipate entering into our new shareholders agreement in connection with this offering. Under our new shareholders agreement, YF ART Holdings is expected to have the right to designate two of the nine members of our board of trustees, so long as YF ART Holdings beneficially owns 10% or more of our fully diluted outstanding shares (as such term is defined in our new shareholders agreement). So long as YF ART Holdings beneficially owns 5% or more (but less than 10%) of our fully diluted outstanding shares it is expected to have the right to designate one of the nine members of our board of trustees. The GS Entities are expected to have the right to designate one of the nine members of our board of trustees, so long as the GS Entities beneficially own



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0212 12.6.18 | EGV kumaa5cb | 16-Jan-2018 06:45 EST | | 421317 TX 70 | 51* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

Risks Related to our Common Shares and this Offering

Our cash available for distribution to shareholders may not be sufficient to pay distributions at expected levels, or at all, and we may need to increase our borrowings or otherwise raise capital in order to make such distributions; consequently, we may not be able to make such distributions in full.

Our initial annual distributions to our shareholders for the twelve-month period following the completion of this offering are expected to be $0.75 per share, representing 80.66% of estimated cash available for distribution for the twelve months ending September 30, 2018. See "Distribution Policy." If cash available for distribution generated by our assets for such twelve-month period is less than our estimate or if such cash available for distribution decreases in future periods, we may be unable to make distributions to our shareholders at expected levels, or at all, or we may need to increase our borrowings or otherwise raise capital in order to do so, and there can be no assurance that such capital will be available on attractive terms in sufficient amounts, or at all. Any of the foregoing could result in a decrease in the market price of our common shares. Any distributions made to our shareholders by us will be authorized and determined by our board of trustees in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our actual or anticipated financial condition, results of operations, cash flows and capital requirements, debt service requirements, financing covenants, restrictions under applicable law and other factors described under "Distribution Policy."

There has been no public market for our common shares prior to this offering, and an active trading market for our common shares may never develop or be sustained following this offering, which could result in purchasers in this offering being unable to monetize their investment.

Prior to this offering, there has been no public market for our common shares. The initial public offering price per share will be determined by negotiations among the underwriters, the selling shareholders and us, and therefore may not accurately reflect the value of your investment. We cannot assure you that the initial public offering price per share will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that the price of our common shares available in the public market will reflect our actual financial performance. Our common shares may trade below the initial public offering price following the completion of this offering.

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "COLD." However, listing on the NYSE does not ensure that an active trading market for our common shares will develop or, if one develops, be maintained. Accordingly, no assurance can be given as to:

- the likelihood that an active trading market for our common shares will develop or, if one develops, be maintained;

- the liquidity of any such market;

- the ability of our shareholders to sell their common shares when desired; or

- the price that our shareholders may obtain for their common shares.

Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations after this offering. Some of the factors that could materially and adversely affect the market price of our common shares include:

- our historical and anticipated operating performance and the performance of other similar companies;

- actual or anticipated variations in our quarterly operating results;

- changes in our revenues or earnings estimates or recommendations by securities analysts;



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 00:54 EST | | 421317 TX 72 | 59* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

you will experience immediate dilution to the extent of the difference between the initial public offering price per share that you pay in this offering and the net tangible book value per share immediately after this offering. See "Dilution."

Common shares eligible for future sale may have adverse effects on the market price of our common shares.

The market price of our common shares could decline as a result of sales or resales of a large number of our common shares in the market after this offering, or the perception that such sales or resales could occur. These sales or resales, or the possibility that these sales or resales may occur, also might make it more difficult for us to sell our common shares in the future at a desired time and at an attractive price. Upon the completion of this offering, 133,125,349 common shares (or 136,725,349 common shares if the underwriters exercise in full their option to purchase additional common shares) will be issued and outstanding (including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees), and no Series A preferred shares, Series B preferred shares or Series C preferred shares will be issued and outstanding. The _____ common shares sold in this offering (or _____ common shares if the underwriters exercise in full their option to purchase additional common shares) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, by persons other than our trustees and executive officers and other affiliates, including Yucaipa, the GS Entities and the Fortress Entity.

We, our executive officers, trustees, trustee nominees, YF ART Holdings, the GS Entities, the Fortress Entity and Charm Progress have agreed not to dispose of or hedge any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters, subject to certain exceptions. See "Underwriting." When the restrictions under the lock-up arrangements expire or are waived, the related common shares (or securities convertible into, exchangeable for, exercisable for, or repayable with common shares) will be available for resale, in some cases subject to the requirements of Rule 144 under the Securities Act, as described below.

The _____ common shares (or _____ common shares if the underwriters exercise in full their option to purchase additional common shares) that are or will be, upon the completion of this offering, beneficially owned by our current and former trustees, executive officers and other affiliates, including Yucaipa and the GS Entities, will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. All of these common shares subject to lock-up agreements will be eligible for resale following the expiration of the 180-day lock-up period referred to above.

We expect that the terms of our new registration rights agreement will include provisions for demand registration rights in favor of YF ART Holdings, the GS Entities and, if and when it holds common shares directly, the Fortress Entity and their respective affiliates that hold common shares directly (including any affiliate of Yucaipa that holds common shares directly). Pursuant to these registration rights, these shareholders will be entitled to cause us, subject to their consultation with a coordination committee (as such committee is described under "Certain Relationships and Related Party Transactions—Shareholders Agreement and Related Agreements") and, at our own expense, to file registration statements under the Securities Act covering sales of our common shares held by them. If any of these shareholders require that we register our common shares held by them, affiliates of Yucaipa, the GS Entities and the Fortress Entity, as the case may be, may request that their common shares be included in such registration in proportion to the common shares held by the shareholder requiring the registration that are included in the registration. See "Shares Eligible for Future Sale—Rule 144" and "Shares Eligible for Future Sale—Registration Rights."

Pursuant to the terms of its investment in YF ART Holdings, the Fortress Entity is entitled to receive, by February 2022 (or earlier if YF ART Holdings is dissolved prior to that date), the return of its investment plus an



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PR3-1164 12.5.9 | EGV perer0sl | 15-Jan-2018 04:09 EST | | 421317 TX 73 | 38* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

annual preferred return thereon, as well as a to-be-determined percentage of our common shares owned by YF ART Holdings. As of September 30, 2017, the Fortress Entity's investment in YF ART Holdings, including the preferred return, was approximately $512.6 million, and YF ART Holdings owned 69,342,769 of our common shares (excluding common shares issuable upon exercise of YF ART Holdings' warrants), of which 10,901,069 common shares were attributable to the Fortress Entity. See "Principal and Selling Shareholders" and "Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement" for additional information. In order to meet YF ART Holdings' return on investment and annual preferred return obligations to the Fortress Entity under the YF ART Holdings limited partnership agreement, the general partner of YF ART Holdings would likely sell a number of our common shares held by YF ART Holdings that are not attributable to the Fortress Entity, the number of which could be significant depending on the then prevailing market price for our common shares at the times of any such sales, and such sales of common shares could materially and adversely affect the then prevailing market price of our common shares. Any such sales would also reduce the percentage of our common shares beneficially owned by investment funds affiliated with Yucaipa. See "Shares Eligible for Future Sale—YF ART Holdings Limited Partnership Agreement."

In addition, in connection with this offering, we intend to file with the SEC a registration statement on Form S-8 covering common shares issuable pursuant to options and restricted stock units outstanding under our equity incentive plans. We also intend to file with the SEC a registration statement on Form S-8 covering our common shares issuable under the 2017 Plan, which we will adopt in connection with this offering. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. See "Shares Eligible for Future Sale—Equity Incentive Plans."

We cannot predict the effect, if any, of future issuances, sales or resales of our common shares, or the availability of common shares for future issuances, sales or resales, on the market price of our common shares. The market price of our common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse. Issuances, sales or resales of substantial amounts of common shares, or the perception that such issuances, sales or resales could occur, may materially and adversely affect the then prevailing market price for our common shares.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us, our industry or the real estate industry generally or downgrade the outlook of our common shares, the market price of our common shares could decline.

The trading market for our common shares will depend in part on the research and reports that third-party securities analysts publish about our company, our industry and the real estate industry generally. One or more analysts could downgrade the outlook for our common shares or issue other negative commentary about our company, our industry or the real estate industry generally. In addition, we may be unable or slow to attract research coverage. Furthermore, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common shares could decline and cause you to lose all or a portion of your investment.

REIT and Tax Related Risks

Failure to qualify as a REIT for U.S. federal income tax purposes would have a material adverse effect on us.

We have elected to be taxed as a REIT under the Code. Our qualification as a REIT requires us to satisfy numerous requirements, some on an annual and quarterly basis, established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and which involve the determination of various factual matters and circumstances not entirely within our control. We expect that our current organization and methods of operation will enable us to continue to qualify as a REIT, but we may not so qualify or we may not be able to remain so qualified in the future. In addition, U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be



AMERICOLD REALTY TRU	Donnelley Financial	GA0113AM023940 12.5.9	EGV brand0at	16-Jan-2018 19:18 EST		421317 TX 81	57*
FORM S-11/A - AMERIC	START PAGE		ATL	09-Jan-2018 06:16 EST	COMP	PS PMT	1C

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $330.8 million (or approximately $381.0 million if the underwriters exercise in full their option to purchase additional common shares), based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

We intend to use the net proceeds from this offering, together with $517.0 million of net proceeds from our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility and for general business purposes, which may include the repayment of $13.1 million outstanding under our Clearfield, Utah construction loan. Our Existing Senior Secured Term Loan B Facility matures on December 1, 2022. As of September 30, 2017, under our Existing Senior Secured Term Loan B Facility, borrowings bore interest at a floating rate of one-month LIBOR plus 3.75%. Our Clearfield, Utah construction loan has an initial maturity date of February 21, 2019 and a final maturity date, including extensions, of February 21, 2021. As of September 30, 2017, our Clearfield, Utah construction loan bore interest at a floating rate of one-month LIBOR plus 3.25%. Pending application of such net proceeds, we will invest such net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with our intention to continue to qualify for taxation as a REIT.

On December 26, 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $525.0 million New Senior Secured Term Loan A Facility, with net proceeds of $517.0 million, and a three-year, $400.0 million New Senior Secured Revolving Credit Facility. We expect that, upon the completion of this offering, $525.0 million will be outstanding under our New Senior Secured Term Loan A Facility and no borrowings will be outstanding under our New Senior Secured Revolving Credit Facility. We expect that borrowings under our New Senior Secured Credit Facilities will bear interest at the completion of this offering at a floating rate of one-month LIBOR plus 2.50%.

Affiliates of J.P. Morgan Securities LLC and Rabo Securities USA, Inc., two of the underwriters in this offering, are lenders under our Existing Senior Secured Term Loan B Facility. Accordingly, these lenders will receive their proportionate share of the net proceeds from this offering used to repay indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. See "Underwriting—Other Relationships."

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $22.3 million, assuming the number of common shares offered by us remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.0 million, assuming the initial public offering price per share remains at $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.



200FgJ2&XYq!WS97?

| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1419 12.6.18 | EGV bashs0dc | 15-Jan-2018 20:32 EST | | 421317 TX 85 | 68* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

(5) Represents repair expenses incurred to return leased sites to their original physical state at lease inception in connection with the termination of the applicable underlying lease. These terminations were part of our strategic efforts to exit or sell non-strategic warehouses as opposed to ordinary course lease expirations. We do not anticipate incurring comparable, non-ordinary course repair expenses during the twelve months ending September 30, 2018 as part of our strategic efforts to exit or sell non-strategic warehouses. Repair and maintenance expenses associated with our ordinary course operations are reflected as operating expenses on our income statement.

(6) Represents (a) estimated incremental contribution (NOI) from a newly acquired warehouse that is triple net leased to a customer, with contribution (NOI) based on the in-place rents attributable to the existing lease and (b) estimated incremental contribution (NOI) as a result of the elimination of rent expense from a warehouse we acquired in 2016 that we previously operated under a lease agreement.

(7) Represents incremental storage revenue of (a) $3.4 million attributable to storage rate increases that were implemented prior to September 30, 2017 as if the storage rate increases were in effect beginning October 1, 2016 and (b) $5.4 million attributable to storage rate increases that were implemented on January 1, 2018 with respect to existing customers as of such time assuming average physical occupancy consistent with actual physical occupancy for the nine months ended September 30, 2017. We do not believe there are any incremental increases in operating expenses as a direct result of giving effect to these storage rate increases. Except as noted with respect to storage rate increases, the calculations assume that the income and cash flows from operations generated from our month-to-month customer relationships for the twelve months ending September 30, 2018 will be substantially the same as income and cash flows from operations generated from our month-to-month customer relationships for the twelve months ended September 30, 2017.

(8) During the third quarter of 2017, we recorded a one-time charge of $9.2 million representing the present value of a liability associated with our withdrawal obligation under the New England Teamsters Multi-Employer Pension Fund, or the New England Fund, for hourly, unionized associates at four of our domestic warehouse facilities. The undiscounted liability of $13.7 million will be repaid in equal monthly installments of approximately $38,000 over 30 years, interest free.

(9) Represents incremental losses from two warehouses in the United States that we vacated during the fourth quarter of 2017.

(10) Represents estimated incremental general and administrative expenses to be incurred by us as a public company related to the implementation of additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies including, among other things, additional trustees' and officers' liability insurance, trustee fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

(11) Reflects our average annual recurring maintenance capital expenditures for the two years ended December 31, 2016 and 2015. Amount shown does not include repair and maintenance expenses, which are reflected in operating expenses on our income statement and averaged $51.0 million for the two years ended December 31, 2016 and 2015.

(12) Represents scheduled principal amortization payments attributable to our 2010 Mortgage Loans, 2013 Mortgage Loans and ANZ Loans (as each term is defined below). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Indebtedness." We anticipate funding these principal amortization payments through refinancing the relevant indebtedness or the utilization of proceeds from a draw under our New Senior Secured Revolving Credit Facility that will be effective upon the completion of this offering and do not anticipate any outflows from cash available for distribution.

(13) Based on an estimated total of 134,512,093 common shares, which includes the 133,125,349 common shares that will be outstanding after this offering (based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and including the 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees) and 1,386,744 restricted stock units that will be entitled to receive, when paid, cash distributions after the completion of this offering, but excludes any common shares issuable upon the exercise of stock options and all other restricted stock units.



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1069 12.6.18 | EGV selvs2dc | 16-Jan-2018 09:43 EST | | 421317 TX 89 | 98* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

Statements—Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2017" (in thousands):

Pro forma adjustment applied to the term loans presented in the capitalization table	$(283,967)
Write-off of debt discount and origination fees related to Existing Senior Secured Term Loan B Facility	21,969
Origination fees deducted from New Senior Secured Term Loan A Facility	(7,997)
Pro forma adjustment applied to the mortgage notes and term loans—net of discount and deferred financing costs set forth in "Unaudited Pro Forma Condensed Consolidated Financial Statements—Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2017"	$(269,995)

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of paid-in capital, total shareholders' (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $22.3 million, assuming the number of common shares offered by us remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) each of paid-in capital, total shareholders' (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $14.0 million, assuming the initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The table above does not include:

- up to 3,600,000 common shares issuable by us upon the underwriters' exercise in full of their option to purchase additional common shares;

- 5,477,618 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017 under our equity incentive plans, at a weighted average exercise price of $9.72 per share;

- 844,595 common shares issuable upon the vesting of restricted stock units outstanding as of January 8, 2018 under the 2010 Plan, including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees and 603,411 restricted stock units entitled to receive, when paid, cash distributions declared after the completion of this offering;

- 783,333 common shares issuable under the 2017 Plan (which we will adopt in connection with this offering), upon the vesting of restricted stock units to be granted to certain of our non-employee trustees and certain employees upon the completion of this offering, all of which restricted stock units are entitled to receive, when paid, cash distributions declared after the completion of this offering; and

- 8,216,667 common shares reserved for future issuance under the 2017 Plan.


200FgJ2&XYvbnrFh#

| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1328 12.6.18 | EGV srins0dc | 16-Jan-2018 09:41 EST | | 421317 TX 90 | 72* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the net tangible book value per share of our common shares upon the completion of this offering.

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common shares upon the completion of this offering. Net tangible book value per share as of September 30, 2017 represented the amount of our total tangible assets less the amount of our total liabilities divided by the number of common shares outstanding at September 30, 2017. After giving effect to the sale of 24,000,000 common shares by us in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds from this offering, together with $517.0 million of net proceeds from our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering (assuming the repayment of our Clearfield, Utah construction loan), as described under "Use of Proceeds," our pro forma net tangible book value (deficit) as of September 30, 2017 would have been approximately $329.7 million, or $2.48 per share. This represents an immediate increase in net tangible book value to our existing shareholders of $2.76 per share and an immediate dilution to new investors in this offering of $12.52 per share.

The following table illustrates this per share dilution in net tangible book value to new investors:

Net tangible book value (deficit) per share before giving effect to the redemption of Series A preferred shares, the conversion of Series B preferred shares and the cashless exercise of all outstanding warrants		$ (5.81)
Redemption of 125 Series A preferred shares		$ —
Conversion of 375,000 Series B preferred shares		$ 5.51
Cashless exercise of warrants held by YF ART Holdings		$ 0.02
Net tangible book value (deficit) per share before giving effect to this offering		$ (0.28)
Assumed initial public offering price per share		$15.00
Net tangible book value (deficit) per share as of September 30, 2017	$ (0.28)	
Increase per share attributable to new investors	2.76	
Pro forma net tangible book value (deficit) per share upon the completion of this offering		$ 2.48
Dilution per share to new investors		$12.52

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma net tangible book value (deficit) by $22.3 million, or $0.17 per share, and would increase (decrease) the dilution per share to new investors by $0.17, assuming the number of common shares offered by us remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) pro forma net tangible book value (deficit) by $14.0 million, or $0.10 per share, and would increase


200FgJ2&XY#0rVY74

| AMERICOLD REALTY TRU | Donnelley Financial | GA0113AM023940 12.5.9 | EGV brand0at | | 16-Jan-2018 19:19 EST | | 421317 TX 91 | 73* |
| FORM S-11/A - AMERIC | | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

(decrease) the dilution per share to new investors by $0.10, assuming the initial public offering price per share remains at $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, as of September 30, 2017, the differences between the number of common shares purchased from us, after giving effect to the total price paid and the average price per share paid by existing shareholders and by the new investors in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, but before deducting the underwriting discount and estimated offering expenses payable by us.

| | Common shares purchased | | Total consideration | | |
	Number (in thousands)	Percent	Amount (in thousands)	Percent	Average price per share
Existing shareholders	109,038	82%	$ 766,844	68%	$ 7.03
New investors	24,000	18	360,000	32	$15.00
Total	133,038	100%	$1,126,844	100%	$ 8.47

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and the average price per share by approximately $24.0 million and $0.18 per share, respectively, assuming the number of common shares offered by us remains the same.

A 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) total consideration paid by new investors and the average price per share by approximately $15.0 million and $0.05 per share, respectively, assuming the initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

After giving effect to the sale of common shares by us in this offering, new investors will hold 24,000,000 common shares, or approximately 18% of the total number of common shares outstanding after this offering, and existing shareholders will hold 82% of the total common shares outstanding. If the underwriters exercise their option to purchase additional common shares in full from us, the number of common shares held by new investors will increase to 27,600,000, or approximately 20% of the total number of common shares outstanding upon the completion of this offering, and the percentage of common shares held by existing shareholders will decrease to 80% of the total number of common shares outstanding.

The foregoing discussion and tables give effect to the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering, the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time, the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants), and the filing of our declaration of trust in connection with this offering, but assumes no exercise of the underwriters' option to purchase up to 3,600,000 additional common shares from us and does not include 5,477,618 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017, at a weighted-average exercise price of $9.72 per share, 844,595 common shares issuable upon the vesting of restricted stock units outstanding as of January 8, 2018 under the 2010 Plan (including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees), 783,333 common shares issuable under the 2017 Plan (which we will adopt in connection with this offering) upon the vesting of



200FgJ2&XY%cmVy7G

| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1396 12.6.18 | EGV sanmu0dc | 17-Jan-2018 00:42 EST | | 421317 TX 92 | 72* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

restricted stock units to be granted to certain of our non-employee trustees and certain employees upon the completion of this offering or 8,216,667 common shares reserved for future issuance under the 2017 Plan.

The foregoing discussion and tables do not reflect the sale by the selling shareholders of common shares in this offering. Sales by the selling shareholders in this offering will reduce the number of common shares held by existing shareholders to   common shares, or approximately   % of the total number of common shares outstanding after this offering, and the number of common shares held by new investors will increase to   common shares, or approximately   % of the total number of common shares outstanding. In addition, if the underwriters exercise their option to purchase additional common shares in full, the number of common shares held by existing shareholders would be reduced to   common shares, or approximately   % of the total number of common shares outstanding after this offering, and the number of common shares held by new investors would increase to   common shares, or approximately   % of the total number of common shares outstanding.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.


200FgJ2&XYro0&wh*

| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 00:57 EST | | 421317 TX 94 | 62* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

| | Nine months ended September 30, | | | Year ended December 31, | | | | | |
(in thousands, except per share data)	2017 Pro forma (1)	2017 Actual	2016 Actual	2016 Pro forma (1)	2016 Actual	2015 Actual	2014 Actual	2013 Actual	2012 Actual
Total segment contribution (NOI) (2)	$ 273,738	$ 273,738	$ 244,695	$ 345,645	$ 345,645	$ 337,020	$ 322,519	$ 330,311	$ 323,508
Consolidated Statement of Cash Flows Data:									
Net cash provided by operating activities	N/A	$ 127,130	$ 87,390	N/A	$ 118,781	$ 106,521	$ 117,243	$ 118,216	$ 137,269
Net cash used in investing activities	N/A	(78,782)	(13,193)	N/A	(33,732)	(66,830)	(58,617)	(96,254)	(70,339)
Net cash (used in) provided by financing activities	N/A	9,944	(88,868)	N/A	(95,322)	(28,120)	(58,981)	(36,480)	(59,300)
Net increase (decrease) in cash and cash equivalents	N/A	$ 58,292	$ (14,671)	N/A	$ (10,273)	$ 11,571	$ (355)	$ (14,518)	$ 7,630
Per Share Data:									
Net loss attributable to common shareholders per common share									
Basic	$ 0.02	$ (0.44)	$ (0.42)	$ 0.17	$ (0.35)	$ (0.73)	$ (1.03)	$ (0.87)	$ (0.83)
Diluted	$ 0.02	$ (0.44)	$ (0.42)	$ 0.17	$ (0.35)	$ (0.73)	$ (1.03)	$ (0.87)	$ (0.83)
Common share dividends paid	N/A	$ 15,159	$ 15,159	N/A	$ 20,214	$ 20,214	$ 20,214	$ 20,214	$ 11,004
Dividends paid per common share	N/A	$ 0.22	$ 0.22	N/A	$ 0.29	$ 0.29	$ 0.29	$ 0.29	$ 0.16
Weighted average common shares outstanding:									
Basic	133,892	70,012	69,879	133,557	69,890	69,758	69,621	69,483	69,377
Diluted	135,406	70,012	69,879	134,165	69,890	69,758	69,621	69,483	69,377
Selected Other Data:									
Same store contribution (NOI) (3)	$ 254,571	$ 254,571	$ 224,251	$ 309,349	$ 309,349	$ 302,040	$ 289,428	$ 289,513	$ 281,444
EBITDA (4)	164,087	167,176	174,887	244,816	248,934	230,891	214,285	226,924	223,270
Core EBITDA (4)	208,435	208,435	179,399	261,362	261,362	253,638	244,057	251,214	239,966
FFO (5)	76,296	65,566	51,888	108,770	90,561	75,065	47,111	62,727	76,335
Core FFO (5)	108,553	73,400	37,690	119,986	69,207	55,697	42,133	53,520	52,410
Adjusted FFO (5)	105,757	70,604	42,788	121,904	71,125	59,754	81,152	81,634	39,973

| (in thousands) | As of | | |
	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Consolidated Balance Sheet Data:			
Cash and cash equivalents	$ 107,625	$ 82,044	$ 22,834
Total assets	2,408,949	2,388,362	2,327,631
Total debt	1,617,756	1,900,881	1,831,973
Total shareholders' equity (deficit)	488,955	(187,338)	(149,455)

| | As of and for the twelve months ended | | |
	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Ratio Data:			
Net debt to Core EBITDA (6)	5.27	6.38	7.06

(1) Gives effect to the pro forma adjustments in the "Unaudited Pro Forma Condensed Consolidated Financial Statements," including the issuance and sale of 24,000,000 common shares by us in the offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2) We evaluate the performance of our business segments based on their contribution (NOI) to our overall results of operations. We use the term "segment contribution (NOI)" to mean a segment's revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 00:58 EST | | 421317 TX 101 | 48* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2017 and for the year ended December 31, 2016 are derived from our historical consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed consolidated financial statements are presented as if the following pro forma adjustments had occurred on September 30, 2017, in the case of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017, and on January 1, 2016, in the case of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2017 and for the year ended December 31, 2016.

The pro forma adjustments directly related to this offering, which we refer to as the Offering Adjustments, primarily include the following:

- the issuance and sale of 24,000,000 common shares by us in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

- the application of the net proceeds from this offering of $330.8 million, after deducting the underwriting discount and estimated offering expenses payable by us, as described in "Use of Proceeds," to repay (i) $292.0 million of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility and (ii) $13.1 million outstanding under our Clearfield, Utah construction loan, assuming we elect to repay the entire amount of indebtedness outstanding under our Clearfield, Utah construction loan, with the remaining $25.6 million of net proceeds from this offering being used for general business purposes; and

- the application of $517.0 million of net proceeds from our New Senior Secured Term Loan A Facility, which we intend to use upon the completion of this offering, together with $292.0 million of the net proceeds from this offering referenced above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility.

The pro forma adjustments indirectly related to this offering include the following:

- the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering;

- the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time;

- the cashless exercise by YF ART Holdings, an affiliate of Yucaipa, of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants); and

- the adoption of the 2017 Plan and the expected issuance of new share-based awards of 783,333 restricted stock units to certain of our non-employee trustees and certain employees upon the completion of this offering.

The unaudited pro forma condensed consolidated financial statements presented are for illustrative purposes only and do not necessarily indicate our financial condition or results of operations that would have been achieved if the transactions had occurred as of the dates or for the periods indicated above, nor are they



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 00:59 EST | | 421317 TX 102 | 44* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

indicative of our financial condition or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial statements presented assume no exercise by the underwriters of their option to purchase up to 3,600,000 additional common shares from us.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional trustees' and officers' liability insurance, trustee fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1451 12.6.18 | EGV flars0dc | 16-Jan-2018 06:50 EST | | 421317 TX 106 | 88* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

AMERICOLD REALTY TRUST

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

I. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 are as follows:

1. We intend to redeem all 125 outstanding Series A preferred shares for cash upon the completion of this offering. A pro forma adjustment of $0.1 million was made to reflect the decrease in cash, cash equivalents and restricted cash to pay the cash redemption price for the Series A preferred shares. We have also made a pro forma adjustment to reflect the elimination of the carrying value reported for the Series A preferred shares.

2. We intend to use $292.0 million of the net proceeds from this offering to pay amounts outstanding under our Existing Senior Secured Term Loan B Facility and for general business purposes, which may include the repayment of $13.1 million outstanding under our Clearfield, Utah construction loan (which we have assumed we will repay for purposes of these pro forma condensed consolidated financial statements). On December 26, 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $525.0 million New Senior Secured Term Loan A Facility and a three-year, $400.0 million New Senior Secured Revolving Credit Facility. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering. The net proceeds of $517.0 million from our New Senior Secured Term Loan A Facility will be used, together with $292.0 million of the net proceeds from this offering as described above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility, which had a carrying amount of $787.0 million net of debt discounts and deferred financing costs as of September 30, 2017. We made a pro forma adjustment to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 to reflect the refinancing, including an increase in accumulated deficit of $22.0 million, for the expense arising from the write-off of debt discounts and deferred financing costs.

3. The adjustments to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 give effect to the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion.

    This pro forma adjustment resulted in a reduction of $379.7 million in the reported amount of the Series B preferred shares and an increase of $0.3 million in the reported amount of common shares and an increase of $372.2 million in paid-in capital and a reclassification of $7.1 million of previously accrued dividends to accounts payable and accrued expenses.

4. A pro forma adjustment was recorded as of September 30, 2017 to reflect the sale in this offering of 24,000,000 common shares by us at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. After



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1451 12.6.18 | EGV flars0dc | 16-Jan-2018 09:41 EST | | 421317 TX 107 | 38* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

deducting the underwriting discount and other estimated offering expenses payable by us as shown in the table below, we expect this offering to result in net cash proceeds to us of $330.8 million.

	(In thousands)
Gross proceeds from the sale of common shares offered by us hereby	$360,000
Underwriting discount	25,200
Estimated offering costs paid at closing	4,000
Net proceeds from this offering	$330,800

This pro forma adjustment results in an increase in the reported amount of common shares of $0.2 million and an increase in paid-in capital of $325.6 million after deducting prepaid offering costs and offering costs paid at closing. On a pro forma basis, there was an increase in cash, cash equivalents or restricted cash of $25.6 million from the receipt of the net proceeds from this offering to be used for general business purposes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $22.3 million, assuming the number of common shares offered by us remains the same. Similarly, each 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.0 million, assuming the initial public offering price per share remains at $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus.

5. On December 10, 2009, we issued to YF ART Holdings warrants to purchase 18,574,619 common shares at an exercise price of $9.81 per share. We expect that YF ART Holdings will exercise these warrants in a cashless exercise, as permitted under the terms of the warrant agreement, in connection with this offering, as a result of which we will issue an aggregate of 6,426,818 common shares to YF ART Holdings (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants). We will not receive any cash consideration in connection with a cashless exercise of the warrants.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 reflects the cashless exercise of all of the warrants as of September 30, 2017, which resulted in an increase in the reported amount of common shares of $0.1 million and a decrease in paid-in capital of $0.1 million.

Pro forma adjustments to common shares and paid-in capital as of September 30, 2017, described above, are summarized in the table below (in thousands):

	Common Shares	Paid-in Capital
Conversion of Series B preferred shares	$332	$372,249
Sale of shares by us in this offering	240	325,566
Exercise of warrants in cashless exercise	64	(64)
Redemption of Series A preferred shares	—	(125)
Pro forma common shares and paid in capital	$636	$697,626



II. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The adjustments to the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2017 are as follows:

(A) We intend to use the net proceeds payable to us from this offering to repay $292.0 million of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility and for general business purposes, which may include the repayment of $13.1 million outstanding under our Clearfield, Utah construction loan (which we have assumed we will repay for purposes of these pro forma condensed consolidated financial statements). On December 26, 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $525.0 million New Senior Secured Term Loan A Facility and a three-year, $400.0 million New Senior Secured Revolving Credit Facility. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering. We anticipate that this refinancing will result in a reduction in our effective borrowing rate to 4.2% per annum (based upon an anticipated rate of one-month LIBOR plus 2.50%) and a reduction of $305.1 million in the reported amount of outstanding indebtedness, net of deferred financing costs. The net proceeds of our New Senior Secured Term Loan A Facility of $517.0 million will be used, together with $292.0 million of the net proceeds from this offering as described above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. A pro forma adjustment was made to the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2017 to reflect a pro forma reduction in interest expense of $13.8 million.

(B) All 375,000 Series B preferred shares will be converted into an aggregate of 33,240,258 common shares in connection with this offering, calculated as if the conversion had occurred on September 30, 2017 (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares) and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends and accretion of preferred share discount during the nine months ended September 30, 2017.

We also intend to redeem all 125 outstanding Series A preferred shares for cash upon the completion of this offering. As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends related to Series A preferred shares during the nine months ended September 30, 2017.

(C) We also expect that YF ART Holdings will exercise its warrants to purchase 18,574,619 common shares at an exercise price of $9.81 per share in a cashless exercise, as permitted under the terms of the warrant agreement, in connection with this offering, as a result of which we will issue an aggregate of 6,426,818 common shares to YF ART Holdings (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants). We will not receive any cash consideration in connection with a cashless exercise of the warrants.

(D) We have recorded pro forma adjustments to reflect the expected issuance of new share-based awards of 783,333 restricted stock units to certain of our non-employee trustees and certain employees upon the completion of this offering. The aggregate fair value of the awards is expected to be $11.8 million (based on the assumed initial public offering price of $15.00 per share, which is

108



| AMERICOLD REALTY TRU | Donnelley Financial | GA0113AM023940 12.5.9 | EGV brand0at | 16-Jan-2018 19:20 EST | | 421317 TX 109 | 79* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

the midpoint of the price range set forth on the cover page of this prospectus). The fair value of the awards will be recognized as compensation expense ratably over service periods ranging from two to four years. Approximately $3.1 million of additional selling, general and administrative expense arising from the restricted stock units is reflected in the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2017.

(E) We have recorded pro forma adjustments to basic and diluted weighted average common shares outstanding during the nine months ended September 30, 2017 as summarized in the table below (in thousands):

	Basic	Diluted
Weighted average common shares outstanding	70,012	70,012
Shares to be sold by us in this offering	24,000	24,000
Shares issuable upon conversion of Series B preferred shares	33,240	33,240
Shares issuable upon exercise of the common share warrants	6,427	6,427
Restricted stock units issued to certain of our non-employee trustees and certain employees upon the completion of this offering	213	378
Stock options and restricted stock units that are dilutive on a pro forma basis	—	1,350
	133,892	135,406

The adjustments to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016 are as follows:

(F) We intend to use the net proceeds payable to us from this offering to repay $292.0 million of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility and for general business purposes, which may include the repayment of $13.1 million outstanding under our Clearfield Utah construction loan (which we have assumed we will repay for purposes of these pro forma condensed consolidated financial statements). On December 26, 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $525.0 million New Senior Secured Term Loan A Facility and a three-year, $400.0 million New Senior Secured Revolving Credit Facility. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering. We anticipate that this refinancing will result in a reduction in our effective borrowing rate to 4.2% per annum (based upon an anticipated rate of one-month LIBOR plus 2.50%) and a reduction of $305.1 million in the reported amount of outstanding indebtedness, net of deferred financing costs. The net proceeds of our New Senior Secured Term Loan A Facility of $517.0 million will be used, together with $292.0 million of the net proceeds from this offering as described above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility as of September 30, 2017. A pro forma adjustment was made to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016 to reflect a pro forma reduction in interest expense of $22.3 million.

(G) All 375,000 Series B preferred shares will be converted into an aggregate of 33,240,258 common shares in connection with this offering, calculated as if the conversion had occurred on September 30, 2017 (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares) and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends and accretion of preferred share discount during the year ended December 31, 2016.



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| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PR3-1415 12.5.9 | EGV nagak0dc | 16-Jan-2018 06:50 EST | | 421317 TX 110 | 14* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

We also intend to redeem all 125 outstanding Series A preferred shares for cash upon the completion of this offering. As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends related to Series A preferred shares during the year ended December 31, 2016.

(H) We also expect that YF ART Holdings will exercise its warrants to purchase 18,574,619 common shares at an exercise price of $9.81 per share in a cashless exercise, as permitted under the terms of the warrant agreement, in connection with this offering, as a result of which we will issue an aggregate of 6,426,818 common shares to YF ART Holdings (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants). We will not receive any cash consideration in connection with a cashless exercise of the warrants.

(I) We have recorded pro forma adjustments to reflect the expected issuance of new share-based awards of 783,333 restricted stock units to certain of our non-employee trustees and certain employees upon the completion of this offering. The aggregate fair value of the awards is expected to be $11.8 million (based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The fair value of the awards will be recognized as compensation expense ratably over service periods ranging from two to four years. Approximately $4.1 million of additional selling, general and administrative expense arising from the restricted stock units is reflected in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016.

(J) We have recorded pro forma adjustments to basic and diluted weighted average common shares outstanding during the year ended December 31, 2016 as summarized in the table below (in thousands):

	Basic	Diluted
Weighted average common shares outstanding	69,890	69,890
Shares to be sold by us in this offering	24,000	24,000
Shares issuable upon conversion of Series B preferred shares	33,240	33,240
Shares issuable upon exercise of the common share warrants	6,427	6,427
Restricted stock units issued to certain of our non-employee trustees and certain employees upon the completion of this offering	—	138
Stock options and restricted stock units that are dilutive on a pro forma basis	—	470
Pro forma basic and diluted weighted average common shares	133,557	134,165



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0042 12.6.18 | EGV sudhp0dc | 16-Jan-2018 06:50 EST | | 421317 TX 268 | 57* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information as of January 8, 2018 regarding the beneficial ownership of our common shares (1) immediately prior to this offering and (2) as adjusted to give effect to this offering based on the midpoint of the price range set forth on the cover page of this prospectus, by:

- each person known by us to beneficially own 5% or more of our outstanding common shares;

- the selling shareholders identified in the table below;

- each of our trustees and named executive officers; and

- all of our trustees and executive officers as a group.

For further information regarding material transactions between us and our trustees, executive officers or certain of our shareholders, including the selling shareholders, see "Certain Relationships and Related Party Transactions."

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof or to dispose or direct the disposition thereof, or has the right to acquire any such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and dispositive power over all common shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Americold Realty Trust, 10 Glenlake Parkway, South Tower, Suite 600, Atlanta, Georgia 30328.

Percentage of beneficial ownership is based on 69,370,609 common shares outstanding as of January 8, 2018 and prior to this offering, and assumes, as applicable and indicated in the following table, the issuance of 24,000,000 common shares by us in connection with this offering, the sale of   common shares by the selling shareholders in connection with this offering, the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants), the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time, subject to adjustment as described below, and the settlement of 87,664 restricted stock units into an aggregate of 87,664 common shares in connection with this offering with respect to certain of our resigning trustees. Common shares subject to options that are currently exercisable or exercisable within 60 days of January 8, 2018 are deemed to be outstanding and beneficially owned by the person holding the options. These common shares subject to options, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.



200FgJ2&XY#3p0Hh;

| **AMERICOLD REALTY TRU** | Donnelley Financial | GA0113AM023940 12.5.9 | EGV brand0at | **16-Jan-2018 19:21 EST** | | **421317 TX 269** | 63* |
| **FORM S-11/A - AMERIC** | | | ATL | **09-Jan-2018 06:16 EST** | **COMP** | PS PMT | 1C |

	Number of common shares beneficially owned prior to this offering	Percentage of common shares beneficially owned prior to this offering	Number of common shares beneficially owned upon the completion of this offering		Percentage of common shares beneficially owned upon the completion of this offering	
			No exercise of underwriters' option	Full exercise of underwriters' option	No exercise of underwriters' option	Full exercise of underwriters' option
5% and selling shareholders:						
YF ART Holdings GP, LLC (1)†	75,769,587	69.5%			%	%
The Goldman Sachs Group, Inc. (2)†	28,808,224	26.4%			%	%
Charm Progress Investment Limited (3)†	4,432,034	4.1%			%	%
Named executive officers, trustees and trustee nominees:						
Fred Boehler (4)	690,000	*	690,000	690,000	*	*
Marc Smernoff (5)	160,000	*	160,000	160,000	*	*
Thomas Musgrave (6)	210,000	*	210,000	210,000	*	*
George J. Alburger, Jr.	—	*	—	—	*	*
Jeffrey M. Gault (7)	1,101,747	1.0%	1,101,747	1,101,747	*	*
Bradley J. Gross	—	*	—	—	*	*
Joel A. Holsinger	—	*	—	—	*	*
Thomas Novosel (8)	65,000	*	65,000	65,000	*	*
Ronald Burkle (1)	—	*	—	—	*	*
Christopher Crampton (9)	—	*	—	—	*	*
Richard d'Abo (10)	—	*	—	—	*	*
Gregory Mays (11)	—	*	46,890	46,890	*	*
Terrence J. Wallock (12)	—	*	40,774	40,774	*	*
Andrea Darweesh (13)	60,000	*	60,000	60,000	*	*
James R. Heistand	—	*	—	—	*	*
Michelle M. MacKay	—	*	—	—	*	*
Mark R. Patterson	—	*	—	—	*	*
Andrew P. Power	—	*	—	—	*	*
All executive officers, trustees and trustee nominees as a group (18 persons) (14)	2,286,747	2.0%	2,374,411	2,374,411	1.7%	1.7%

* Indicates beneficial ownership of less than 1% of our outstanding common shares.

(1) Consists of 69,342,769 common shares held directly by YF ART Holdings and warrants (currently exercisable) to purchase 18,574,619 common shares held directly by YF ART Holdings (assumes the cashless exercise of these warrants into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants)). YF ART GP is the general partner of YF ART Holdings. The limited partners of YF ART Holdings are (i) YF ART Holdings Aggregator, LLC, which is wholly owned by private equity funds affiliated with Yucaipa, and (ii) the Fortress Entity. YF ART GP is wholly owned by private equity funds affiliated with Yucaipa. Ronald W. Burkle indirectly controls YF ART GP and may be deemed to have voting and dispositive power with respect to the common shares directly owned by YF ART Holdings and therefore be deemed to be the beneficial owner of the common shares held by such entities, but disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein. We expect that Mr. Burkle will resign as a trustee in connection with this offering. YF ART GP's address is 9130 West Sunset Boulevard, Los Angeles, California 90069. YF ART Holdings will sell _____ common shares as a selling shareholder in this offering (or _____ common shares if the underwriters exercise in full their option to purchase additional common shares.

Under the terms of the YF ART Holdings limited partnership agreement, the Fortress Entity's investment in YF ART Holdings accrues an ongoing annual preferred return. Upon a return in full of the Fortress Entity's



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0046 12.6.18 | EGV chars0dc | 16-Jan-2018 20:34 EST | | 421317 TX 270 | 55* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

investment plus any accrued preferred return thereon by YF ART Holdings, the Fortress Entity may cause YF ART Holdings to dispose of common shares indirectly attributable to the Fortress Entity, subject to the lock-up restrictions described below under "Underwriting." As of September 30, 2017, the Fortress Entity's investment in YF ART Holdings, including the preferred return, was approximately $512.6 million. As of September 30, 2017, the number of common shares held by YF ART Holdings and attributable to the Fortress Entity was 10,901,069. The number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of 15,697,538 common shares. This ongoing increase ends upon the earlier of (i) repayment in full of the obligations of YF ART Holdings to the Fortress Entity and (ii) March 1, 2019. Under the terms of the YF ART Holdings limited partnership agreement, prepayments of the obligations of YF ART Holdings to the Fortress Entity result in a partial reduction in this ongoing increase. As of the date of this prospectus, the Fortress Entity does not hold voting or dispositive power with respect to any of the common shares held by YF ART Holdings. See "Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement" for additional information.

(2)   Consists of 116,697 Series B preferred shares held directly by GS Capital Partners VI Fund, L.P., or GS VI, 32,090 Series B preferred shares held directly by GS Capital Partners VI Parallel, L.P., or GS Parallel VI, 97,065 Series B preferred shares held indirectly by GS Capital Partners VI Offshore Fund, L.P., or GS Offshore, 4,148 Series B preferred shares held indirectly by GS Capital Partners VI GmbH & Co. KG, or GS GmbH, and 75,000 Series B preferred shares held indirectly by Opportunity Partners Offshore-B Co-Invest AIV, L.P., or Opportunity, and together with GS VI, GS Parallel VI, GS Offshore and GS GmbH, the "GS Control Entities." The GS Entities will convert all 325,000 of their outstanding Series B preferred shares into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. This table gives effect to the conversion of all 325,000 Series B preferred shares held by the GS Entities in connection with this offering into an aggregate of 28,808,224 common shares based upon the Series B preferred share conversion ratio as of September 30, 2017, the payment of cash in lieu of fractional shares and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. The GS Control Entities, of which affiliates of The GS Group, Inc., or The GS Group, are the general partner, managing general partner or investment manager, share voting and dispositive power with certain of their respective affiliates. The GS Group disclaims beneficial ownership of the common shares held directly or indirectly by the GS Control Entities except to the extent of their pecuniary interests therein, if any. The address of the GS Control Entities and The GS Group is 200 West Street New York, New York 10282. The GS Entities will sell   common shares as a selling shareholder in this offering (or   common shares if the underwriters exercise in full their option to purchase additional common shares). We have been advised that the GS Entities are affiliates of a broker-dealer. We have also been advised that the GS Entities acquired their investment in us in the ordinary course of business, not for resale, and that they did not have, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(3)   Consists of 50,000 Series B preferred shares held directly by Charm Progress. Charm Progress will convert all 50,000 of its outstanding Series B preferred shares into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. This table gives effect to the conversion of all 50,000 Series B preferred shares held by Charm Progress in connection with this offering into an aggregate of 4,432,034 common shares based upon the Series B preferred share conversion ratio as of September 30, 2017, the payment of cash in lieu of fractional shares and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1521 12.6.18 | EGV mannp0dc | 16-Jan-2018 21:02 EST | | 421317 TX 271 | 71* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

account for any accrued and unpaid distributions immediately prior to conversion. Charm Progress is an indirect, wholly owned subsidiary of China Merchants Group Limited, or CMGL. CMGL controls the direction and management of Charm Progress, including voting and dispositive power of the Series B preferred shares, and our common shares that are issued upon conversion thereof. The address of Charm Progress is 38th Floor, China Merchants Tower, Shu Tak Centre, 168-200 Connaught Road, Central, Hong Kong. Charm Progress will sell _____ common shares as a selling shareholder in this offering (or _____ common shares if the underwriters exercise in full their option to purchase additional common shares).

(4) Consists of 690,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.

(5) Consists of 160,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.

(6) Consists of 210,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.

(7) Consists of 1,101,747 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.

(8) Consists of 65,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.

(9) We expect that Mr. Crampton will resign as a trustee in connection with this offering.

(10) We expect that Mr. d'Abo will resign as a trustee in connection with this offering.

(11) Consists of 46,890 common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after January 8, 2018. We expect that Mr. Mays will resign as a trustee in connection with this offering. The foregoing restricted stock units will be settled for common shares in connection with this offering.

(12) Consists of 40,774 common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after January 8, 2018. We expect that Mr. Wallock will resign as a trustee in connection with this offering. The foregoing restricted stock units will be settled for common shares in connection with this offering.

(13) Consists 60,000 of common shares issuable upon the exercise of options which are currently exercisable or which will become exercisable within 60 days after January 8, 2018.

(14) Consists of 2,374,411 common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after January 8, 2018.

† All 375,000 outstanding Series B preferred shares will be converted into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. This table gives effect to the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. YF ART Holdings has agreed to transfer common shares held by YF ART Holdings to the GS Entities and Charm Progress with a value of up to the total value of the common shares that the GS Entities and Charm Progress would have received upon conversion in the event the initial public offering price in this offering were equal to the price of a qualified IPO under the terms of our Series B preferred shares, less the value of the common shares received by the GS Entities and Charm Progress upon conversion based on the initial public offering price, subject to a maximum. Based on the terms of these arrangements, YF ART Holdings would transfer these common shares to the GS Entities



200FgJ2&XYvfirkh:

| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1451 12.6.18 | EGV flars0dc | 16-Jan-2018 09:43 EST | | 421317 TX 272 | 57* |
| FORM S-11/A - AMERIC | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

and Charm Progress upon the completion of this offering. The GS Entities and Charm Progress would be obligated to promptly return one half of these common shares to YF ART Holdings if the volume weighted average price of a common share on the NYSE for the ten trading day period ending on the first trading day immediately following the six month anniversary of the closing of this offering is greater than a specified price. Based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, YF ART Holdings would transfer 441,726 common shares to the GS Entities and 67,598 common shares to Charm Progress upon the completion of this offering based on the terms of these arrangements. This table gives effect to these transfers upon the completion of this offering. For further information regarding our Series B preferred shares, see "Description of Shares of Beneficial Interest—Preferred Shares—Series B Preferred Shares."

If the initial public offering price of common shares in connection with this offering is $1.00 lower than the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), then, assuming the sale of the common shares in this offering by the selling shareholders, the number of common shares deemed to be beneficially owned by each of YF ART GP, The Goldman Sachs Group, Inc. and Charm Progress, as well as the resulting deemed beneficial ownership of these shareholders, upon the completion of this offering would be as set forth in the chart below.

	Number of common shares beneficially owned upon the completion of this offering		Percentage of common shares beneficially owned upon the completion of this offering	
	No exercise of underwriters' option	Full exercise of underwriters' option	No exercise of underwriters' option	Full exercise of underwriters' option
5% and selling shareholders:				
YF ART GP			%	%
The Goldman Sachs Group, Inc.			%	%
Charm Progress Investment Limited . .			%	%

If the initial public offering price of common shares in connection with this offering is $1.00 greater than the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), then, assuming the sale of the common shares in this offering by the selling shareholders, the number of common shares deemed to be beneficially owned by each of YF ART GP, The Goldman Sachs Group, Inc. and Charm Progress, as well as the resulting deemed beneficial ownership of these shareholders, upon the completion of this offering would be as set forth in the chart below.

	Number of common shares beneficially owned upon the completion of this offering		Percentage of common shares beneficially owned upon the completion of this offering	
	No exercise of underwriters' option	Full exercise of underwriters' option	No exercise of underwriters' option	Full exercise of underwriters' option
5% and selling shareholders:				
YF ART GP			%	%
The Goldman Sachs Group, Inc.			%	%
Charm Progress Investment Limited . . .			%	%

The transfers contemplated by these arrangements would not result in an increase in the aggregate number of outstanding common shares or any changes in the beneficial ownership of the purchasers of common shares in this offering or other entities and persons presented in this table.



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PR3-0609 12.5.9 | EGV perec0sl | 15-Jan-2018 02:40 EST | | 421317 TX 274 | 43* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

ART Holdings, us, the Fortress Entity and certain affiliates of Yucaipa. Pursuant to the terms of its investment in YF ART Holdings, the Fortress Entity is entitled to receive, by February 2022 (or earlier if YF ART Holdings is dissolved prior to that date), the return of its investment plus an annual preferred return thereon, as well as a to-be-determined percentage of our common shares owned by YF ART Holdings.

As of September 30, 2017, the Fortress Entity's investment in YF ART Holdings, including the preferred return, was approximately $512.6 million, and YF ART Holdings owned 69,342,769 of our common shares (excluding common shares issuable upon exercise of YF ART Holdings' warrants), of which 10,901,069 common shares were attributable to the Fortress Entity. The number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of 15,697,538 common shares. See "Principal and Selling Shareholders."

We made certain representations and warranties and delivered certain certificates to the Fortress Entity under the terms of the Contribution Agreement on the closing date thereof. In addition, we granted the Fortress Entity certain approval rights with respect to our ability to engage in certain affiliate and fundamental corporate transactions, make certain tax elections and engage in related tax activities and undertake other significant acquisitions and related activities pursuant to the Contribution Agreement. We expect to amend the Contribution Agreement in connection with this offering to eliminate our obligations to enforce these control rights. For additional information regarding the governance and approval rights we expect the Fortress Entity to have following the completion of this offering, please see "—Shareholders Agreement and Related Agreements" below.

Shareholders Agreement and Related Agreements

We have previously granted affiliates of Yucaipa, the GS Entities and the Fortress Entity approval rights with respect to our ability to engage in certain affiliate and fundamental corporate transactions, make certain tax elections and engage in related tax activities and undertake other significant activities, pursuant to an existing shareholders agreement, the Contribution Agreement and related contracts. Affiliates of Yucaipa, the GS Entities and the Fortress Entity are also entitled to registration rights that require us to register resales of their common shares and to certain board of trustees representation rights pursuant to these arrangements.

We anticipate that we, affiliates of Yucaipa, the GS Entities, the Fortress Entity and Charm Progress will enter into a new shareholders agreement in connection with this offering. Under our new shareholders agreement, YF ART Holdings is expected to have the right to designate two of the nine members of our board of trustees, so long as YF ART Holdings beneficially owns 10% or more of our fully diluted outstanding shares (as such term is defined in our new shareholders agreement). So long as YF ART Holdings beneficially owns 5% or more (but less than 10%) of our fully diluted outstanding shares, it is expected to have the right to designate one of the nine members of our board of trustees. The GS Entities are expected to have the right to designate one of the nine members of our board of trustees, so long as the GS Entities beneficially own 5% or more of our fully diluted outstanding shares. Also, YF ART Holdings will be entitled to appoint an observer to our board of trustees, so long as it beneficially owns 5% or more of our fully diluted outstanding shares.

We also expect that affiliates of Yucaipa and the Fortress Entity will amend the YF ART Holdings limited partnership agreement in connection with this offering, which we expect will result in an elimination of the preemptive rights that have been granted in favor of the Fortress Entity and a substantial reduction of the control rights that have been granted in favor of the Fortress Entity as described herein. We expect that affiliates of Yucaipa and the Fortress Entity, through YF ART Holdings, will each remain entitled to designate one of the two members of our board of trustees that YF ART Holdings is entitled to designate pursuant to our new shareholders agreement, so long as YF ART Holdings beneficially owns 10% or more of our fully diluted outstanding shares. To the extent that YF ART Holdings has the right to designate only one member of our board of trustees, YF ART Holdings will designate an individual selected by affiliates of Yucaipa unless the number of common shares held by YF ART Holdings and attributable to the Fortress Entity exceeds the number of common



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0426 12.6.18 | EGV swark0cb | 15-Jan-2018 20:46 EST | | 421317 TX 281 | 42* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

The following description summarizes the terms of our shares of beneficial interest. While we believe that the following description covers the material terms of our shares of beneficial interest, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our declaration of trust and bylaws and the relevant provisions of Maryland law for a more complete understanding of our shares of beneficial interest. Copies of our declaration of trust and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See "Where You Can Find More Information." For purposes of this section, the terms "we," "us," "our" and "our company" refer to Americold Realty Trust and not to any of its subsidiaries.

General

Our declaration of trust provides that our company may issue up to 250,000,000 common shares of beneficial interest, $0.01 par value per share, and 25,000,000 preferred shares of beneficial interest, $0.01 par value per share, or preferred shares, of which 125 preferred shares are designated as Series A cumulative non-voting preferred shares of beneficial interest, $0.01 par value per share, 375,000 preferred shares are designated as Series B cumulative convertible voting preferred shares of beneficial interest, $0.01 par value per share, and 375,000 preferred shares are designated as Series C convertible voting preferred shares of beneficial interest, $0.01 par value per share, or Series C preferred shares. Upon the completion of this offering, 133,125,349 common shares (or 136,725,349 common shares if the underwriters exercise in full their option to purchase additional common shares) will be issued and outstanding (including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees), and no Series A preferred shares, Series B preferred shares or Series C preferred shares will be issued and outstanding. Under Maryland law, a shareholder of a REIT is not liable for the REIT's debts or obligations solely as a result of its status as a shareholder.

Common Shares

All common shares offered hereby will be duly authorized, fully paid and non-assessable. Subject to the preferential rights of any other class or series of shares of beneficial interest and to the provisions of our declaration of trust regarding the restrictions on the ownership and transfer of shares of beneficial interest, holders of common shares are entitled to receive dividends on such shares if, as and when authorized by our board of trustees and declared by us out of assets legally available therefor and to share ratably in the assets of our company legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our declaration of trust regarding the restrictions on the ownership and transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares, the holders of such common shares will possess the exclusive voting power. Each of our trustees will be elected by a majority of the votes cast with respect to such trustee at any meeting of shareholders duly called and at which a quorum is present and trustees are to be elected, provided that in any contested election the trustees shall be elected by a plurality of the votes cast at any meeting of shareholders duly called and at which a quorum is present and trustees are to be elected. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining common shares will not be able to elect any trustees.

Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0042 12.6.18 | EGV sudhp0dc | 16-Jan-2018 06:55 EST | 421317 TX 283 | 36* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT 1C |

total of $1,000 per share plus all accumulated and unpaid dividends thereon, (ii) when and if we declare a dividend on our common shares, a dividend in an amount and kind equal to what a Series B preferred shareholder would have received had such holder held the number of common shares into which the Series B preferred shares held by such holder could be converted on the record date for such common share dividend, or Participating Dividend, and (iii) beginning in the 2011 fiscal year, and each full fiscal year thereafter, if we have declared Participating Dividends for any such year for a Series B preferred share and such Participating Dividend does not equal or exceed 2.5% of the Series B preferred share liquidation preference, then holders are entitled to a dividend for the shortfall. The Series B preferred shares have equivalent voting rights as the common shares and do not vote as a separate class. The Series B preferred shares rank senior to our common shares and all other shares of beneficial interest that we may issue from time to time and junior to our Series A preferred shares with respect to dividend and redemption rights and rights upon our liquidation, dissolution or winding up.

The Series B preferred shares are convertible into common shares at any time at the option of the holder. The applicable conversion ratio is determined by dividing $1,000 plus any accrued and unpaid dividends by the Series B preferred share conversion price, which was $11.2815 as of September 30, 2017 and which is subject to adjustment from time to time to account for share splits, subdivisions, dividends and distributions. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. All 375,000 outstanding Series B preferred shares will be converted into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. If the GS Entities and Charm Progress had converted all 375,000 of their outstanding Series B preferred shares into common shares effective September 30, 2017, assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time, they would have received 33,240,258 common shares and the payment of cash in lieu of fractional shares in connection with such conversion. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion.

The Series B preferred shares are also automatically convertible into common shares upon a qualified IPO, defined as a firm commitment initial public offering of common shares where the aggregate gross proceeds are at least $250 million (before underwriting discounts, commissions and expenses) and the offering price per common share is at least 135% of the conversion price then in effect, and into Series C preferred shares upon any firm commitment initial public offering that is not a qualified IPO. The applicable conversion rate for the Series B preferred shares upon a qualified IPO is the same as the conversion rate upon an optional conversion of the Series B preferred shares into common shares as described above.

The Series B preferred shares may also be redeemed at the option of the holder on December 15, 2020, and each subsequent anniversary thereafter, or upon a change of control (as defined in the articles supplementary governing our Series B preferred shares). In the case of a redemption not associated with a change of control transaction, the Series B preferred shares may be redeemed, at the option of the holder, for a redemption price equal to the liquidation preference of the Series B preferred shares plus all accrued and unpaid dividends, payable, at our option, in cash or our common shares valued at their market price. In the case of a redemption associated with a change of control transaction, the Series B preferred shares may be redeemed, at the option of the holder, for a redemption price equal to 101% of the liquidation preference of the Series B preferred shares, payable in cash only.

YF ART Holdings has agreed to transfer common shares held by YF ART Holdings to the GS Entities and Charm Progress with a value of up to the total value of the common shares that the GS Entities and Charm Progress would have received upon conversion in the event the initial public offering price in this offering were equal to the price of a qualified IPO under the terms of our Series B preferred shares, less the value of the common shares received by the GS Entities and Charm Progress in this offering based on the initial public offering price, subject to a maximum. Based on the terms of these arrangements, YF ART Holdings would



AMERICOLD REALTY TRU	Donnelley Financial	VDI-W7-PFL-0042 12.6.18	EGV sudhp0dc	16-Jan-2018 06:56 EST		421317 TX 284	41*
FORM S-11/A - AMERIC			ATL	09-Jan-2018 06:16 EST	COMP	PS PMT	1C

transfer these common shares to the GS Entities and Charm Progress upon the completion of this offering. The GS Entities and Charm Progress would be obligated to promptly return one half of these common shares to YF ART Holdings if the volume weighted average price of a common share on the NYSE for the ten trading day period ending on the first trading day immediately following the six month anniversary of the closing of this offering is greater than a specified price.

Series C Preferred Shares

As of September 30, 2017, there were 375,000 Series C preferred shares authorized, none of which were issued and outstanding. A majority of the holders of our Series B preferred shares shall have the right, contingent upon the Series B preferred shares converting into Series C preferred shares, to elect to receive either (but not both) (i) a cumulative 5.00% per annum fixed cash dividend on the total of $1,000 per share plus all accumulated and unpaid dividends thereon or (ii) when and if we declare a dividend on our common shares, a dividend in an amount and kind equal to what a Series C preferred shareholder would have received had such holder held the number of common shares into which the Series C preferred shares held by such holder could be converted on the record date for such common share dividend. Unless any and all accrued but unpaid dividends that have accrued on the Series C preferred shares for past periods have been or contemporaneously are declared and paid, no dividends (other than in common shares) may be paid and no other distributions or redemptions may be made in respect of our common shares. The Series C preferred shares have a liquidation preference equal to the greater of (i) $1,000 cash per share, plus any undeclared and unpaid dividends and (ii) the payment that would be paid in connection with a liquidation event in respect of the number of common shares into which such Series C preferred shares could be converted, before any distribution is made to holders of common shares. The Series C preferred shares have the equivalent voting rights as the common shares and vote with the common shares as a single class on an "as converted" basis.

The Series C preferred shares are convertible into common shares at any time at the option of the holder. In addition, the Series C preferred shares will automatically convert into common shares based on the then effective conversion rate if the closing price of our common shares on the NYSE is greater than or equal to 135% of the applicable Series C preferred share conversion price for 20 consecutive trading days. The applicable conversion rate is determined by dividing $1,000 plus any accrued and unpaid dividends by the Series C preferred share conversion price, which was $11.2815 as of September 30, 2017 and which is subject to adjustment from time to time to account for share splits, subdivisions, dividends and distributions. The Series C preferred shares may also be redeemed at the option of the holder on December 15, 2020, and each subsequent anniversary thereafter, or upon a change of control (as defined in the articles supplementary governing our Series C preferred shares). In the case of a redemption not associated with a change of control transaction, the Series C preferred shares may be redeemed, at the option of the holder, for a redemption price equal to the liquidation preference of the Series C preferred shares plus all accrued and unpaid dividends, payable, at our option, in cash or our common shares valued at their market price. In the case of a redemption associated with a change of control transaction, the Series C preferred shares may be redeemed, at the option of the holder, for a redemption price equal to 101% of the liquidation preference of the Series C preferred shares, payable in cash only.

Notwithstanding the foregoing, we expect that no Series C preferred shares will be outstanding upon completion of this offering as a result of the conversion of the Series B preferred shares into common shares.

Power to Issue Additional Common Shares and Preferred Shares

We believe that the power of our board of trustees to issue additional authorized but unissued common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to cause us to issue such classified or reclassified shares of beneficial interest will provide our company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock



200FgJ2&XYnDcB57f
AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PR3-0609 12.5.9 | EGV perec0sl | 15-Jan-2018 02:42 EST | 421317 TX 285 41*
FORM S-11/A - AMERIC | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT 1C

exchange on which our securities may be listed or traded. Although our board of trustees has no intention at the present time of doing so, it could authorize our company to issue a class or series of shares of beneficial interest that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of common shares or otherwise be in their best interest.

Warrants

On December 10, 2009, we issued to affiliates of Yucaipa 18,574,619 warrants to purchase common shares at an exercise price of $9.81 per share. On February 26, 2015, affiliates of Yucaipa transferred all of their warrants to purchase our common shares to YF ART Holdings. YF ART Holdings is controlled by YF ART GP and is beneficially owned by affiliates of Yucaipa and the Fortress Entity. For additional information regarding the Fortress Entity's investment in YF ART Holdings, see "Principal and Selling Shareholders." The warrant holders may exercise the warrants, or may elect to exchange the warrants for our common shares on a cashless exercise basis, at any time prior to the expiration date, which is the earliest to occur of the closing of an initial public offering of our common shares, a sale of all or substantially all of the interests in our company or January 31, 2019. We expect that YF ART Holdings will exercise these warrants in a cashless exercise, as permitted under the terms of the warrant agreement, in connection with this offering, as a result of which we will issue an aggregate of 6,426,818 common shares to YF ART Holdings (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants). We will not receive any cash consideration in connection with the cashless exercise of the warrants.

Restrictions on Transfer

To qualify as a REIT under the Code, our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT was made). Also, not more than 50% of the value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT was made). See "Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Organizational Requirements."

Our declaration of trust, subject to certain exceptions, will contain certain restrictions on the number of our shares of beneficial interest that a person may own. Our declaration of trust will provide that no individual (including certain entities treated as individuals) may own, or be deemed to own by virtue of the relevant applicable attribution rules of the Code, more than 9.8% (in value) of our outstanding shares, or the Ownership Limit. Our declaration of trust further prohibits (a) any person from beneficially or constructively owning our shares of beneficial interest that would result in our company being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT, (b) any person from transferring shares of beneficial interest of our company if such transfer would result in our shares of beneficial interest being beneficially owned by fewer than 100 persons and (c) any person from beneficially owning our shares to the extent such ownership would result in our failing to qualify as a "domestically controlled qualified investment entity" within the meaning of Section 897(h) of the Code (after taking into account for such purpose the statutory presumptions set forth in Section 897(h)(4)(E) of the Code).

Our board of trustees is required to exempt a proposed transferee (prospectively or retrospectively) from the Ownership Limit (but not any of the other restrictions on the transfer or ownership of our shares of beneficial interest) or establish or increase an excepted holder limit for such person, or an Excepted Holder, if the proposed transferee provides our board of trustees with information, satisfactory in the sole and absolute discretion of our board of trustees, demonstrating: (a) that such exemption would not result in our company being "closely held" within the meaning of Section 856(h) of the Code; (b) that such holder does not own, beneficially or constructively, an interest in a tenant of our company (or a tenant of any entity owned or controlled by our company) that would cause our company to own, directly or indirectly, more than a 9.8% interest in such a tenant other than a tenant from whom our company (or an entity owned or controlled by our company) derives and is



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | | 16-Jan-2018 01:02 EST | | 421317 TX 299 | 55* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | ◼ | 09-Jan-2018 06:16 EST | COMP | PS   PMT | 1C |

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares. Future issuances or resales of substantial amounts of our common shares, or the perception that such issuances or resales may occur, could adversely affect the prevailing market price of our common shares. We cannot predict the effect, if any, that future issuances or resales of common shares, or the availability of common shares for future issuances or resales, will have on the market price of our common shares prevailing from time to time.

Based upon the number of common shares outstanding as of January 8, 2018, after giving effect to this offering, we will have 133,125,349 common shares (or 136,725,349 common shares if the underwriters exercise in full their option to purchase additional common shares) outstanding upon the completion of this offering (including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees). The common shares sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such common shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act. The remaining _____ common shares (or _____ common shares if the underwriters exercise in full their option to purchase additional common shares) outstanding upon the completion of this offering will be "restricted securities," as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144.

Rule 144

Rule 144 generally allows a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned common shares for at least six months, to sell an unlimited number of common shares if current public information about us is available and, after owning such shares for at least one year, to sell an unlimited number of our common shares without condition. Our affiliates who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

- 1% of the number of our common shares then outstanding, which will equal approximately 1,331,253 common shares immediately after this offering (assuming no exercise of the underwriters' option to purchase additional common shares), based on the number of our common shares outstanding as of January 8, 2018, or

- the average weekly trading volume of our common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a person who purchased common shares pursuant to a written compensatory plan or contract, and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144, but without being subject to the public information requirements, holding period requirements, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by Rule 701 to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1380 12.6.18 | EGV annas1dc | 16-Jan-2018 01:03 EST | | 421317 TX 301 | 43* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

registration rights will represent approximately ___% of our common shares outstanding upon the completion of this offering, or ___% if the underwriters exercise their option to purchase additional common shares in full, in each case, on a fully diluted basis. These common shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to certain restrictions in the case of common shares held by persons deemed to be our affiliates. See "—Rule 144" and "Certain Relationships and Related Party Transactions—Shareholders Agreement and Related Agreements."

YF ART Holdings Limited Partnership Agreement

Pursuant to the terms of its investment in YF ART Holdings, the Fortress Entity is entitled to receive, by February 2022 (or earlier if YF ART Holdings is dissolved prior to that date), the return of its investment plus an annual preferred return thereon, as well as a to-be-determined percentage of our common shares owned by YF ART Holdings. As of September 30, 2017, the Fortress Entity's investment in YF ART Holdings, including the preferred return, was approximately $512.6 million, and YF ART Holdings owned 69,342,769 of our common shares (excluding common shares issuable upon exercise of YF ART Holdings' warrants), of which 10,901,069 common shares were attributable to the Fortress Entity. See "Principal and Selling Shareholders" and "Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement" for additional information. In order to meet YF ART Holdings' return on investment and annual preferred return obligations to the Fortress Entity under the YF ART Holdings limited partnership agreement, the general partner of YF ART Holdings would likely sell a number of our common shares held by YF ART Holdings that are not attributable to the Fortress Entity, the number of which could be significant depending on the then prevailing market price for our common shares at the times of any such sales, and such sales of common shares could materially and adversely affect the then prevailing market price of our common shares. Any such sales would also reduce the percentage of our common shares beneficially owned by investment funds affiliated with Yucaipa.

Lock-Up Agreements

We, our executive officers, trustees, trustee nominees, YF ART Holdings, the GS Entities, the Fortress Entity and Charm Progress have agreed not to dispose of or hedge any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters, subject to certain exceptions. See "Underwriting." When the restrictions under the lock-up arrangements expire or are waived, the related common shares (or securities convertible into, exchangeable for, exercisable for, or repayable with common shares) will be available for resale, in some cases subject to the requirements of Rule 144 under the Securities Act, as described above.


200FgJ2&XY#6BJr7w

| AMERICOLD REALTY TRU | Donnelley Financial 12.5.9 | GA0113AM023940 | EGV brand0at | | 16-Jan-2018 19:26 EST | | 421317 TX 334 | 19* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | | 09-Jan-2018 06:16 EST | COMP | PS   PMT | 1C |

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our operating partnership, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of our common shares set forth opposite such underwriter's name below.

Underwriter	Number of Common Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
J.P. Morgan Securities LLC	
RBC Capital Markets, LLC	
Rabo Securities USA, Inc.	
Robert W. Baird & Co. Incorporated	
Citizens Capital Markets, Inc.	
Raymond James & Associates, Inc.	
SunTrust Robinson Humphrey, Inc.	
BB&T Capital Markets, a division of BB&T Securities, LLC	
BTIG, LLC	_____
Total	_____

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of our common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the initial public offering price, concession or any other term of this offering may be changed.



200FgJ2&XY#6zCmhw

| AMERICOLD REALTY TRU | Donnelley Financial | GA0113AM023940 12.5.9 | EGV brand0at | 16-Jan-2018 19:27 EST | | 421317 TX 335 | 24* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

The following table shows the initial public offering price, underwriting discount and proceeds, before expenses, to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common shares.

	Per Common Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $8,994,000 ($4,994,000 of which was classified as prepaid expenses) and are payable by us. We have agreed to reimburse the underwriters for certain FINRA-related expenses in an amount up to $65,000.

Option to Purchase Additional Common Shares

We and the selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,600,000 additional common shares from us and up to additional common shares from the selling shareholders at the initial public offering price, less the underwriting discount. Upon any partial exercise of this option, the underwriters will purchase common shares from us and each of the selling shareholders on a pro rata basis. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers, trustees, trustee nominees, YF ART Holdings, the GS Entities, the Fortress Entity and Charm Progress have agreed not to dispose of or hedge any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters, subject to certain exceptions. Specifically, we and these other persons have agreed, with certain limited exceptions, not to, directly or indirectly,

- offer, pledge, sell or contract to sell any common shares;

- sell any option or contract to purchase any common shares;

- purchase any option or contract to sell any common shares;

- grant any option, right or warrant to purchase any common shares;

- lend or otherwise transfer or dispose of any common shares;

- request or demand that we file a registration statement related to our common shares; or

- enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap, other agreement or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1330 12.6.18 | EGV sudhp0dc | 16-Jan-2018 06:51 EST | | 421317 TX 336 | 12* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

New York Stock Exchange Listing

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "COLD." In order to meet the requirements for listing on that exchange, the underwriters will undertake to sell a minimum number of common shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

- the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

- our financial information;

- the history of, and the prospects for, our company and the industry in which we compete;

- an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

- the present state of our development;

- the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and

- other factors deemed relevant by the underwriters and us.

An active trading market for our common shares may not develop. It is also possible that after this offering our common shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of our common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked

336



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-1330 12.6.18 | EGV sudhp0dc | 16-Jan-2018 06:52 EST | | 421317 TX 339 | 14* |
| FORM S-11/A - AMERIC | | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 *Underwriting Conflicts*, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. Our common shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of our common shares offered should conduct their own due diligence on our common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

In relation to each Relevant Member State (as defined below), no offer of our common shares which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant Member State, other than:

    (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    (b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

    (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common shares referred to in (a) to (c) above shall result in a requirement for us, the selling shareholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person located in a Relevant Member State to whom any offer of our common shares is made or who receives any communication in respect of any offer of our common shares, or who initially acquires any common shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (1) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any common shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, our common shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where our common shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those common shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus is not a prospectus for the purposes of the Prospectus Directive. This prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive. This prospectus has



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0742 12.6.18 | EGV selvs0dc | 15-Jan-2018 10:44 EST | | 421317 TX 342 | 8* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

LEGAL MATTERS

Certain legal matters will be passed upon for us by King & Spalding, LLP, Atlanta, Georgia. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. Munger, Tolles & Olson, LLP and Fried, Frank, Harris, Shriver & Jacobson LLP will act as counsel to the selling shareholders. Venable LLP, Baltimore, Maryland, will issue an opinion to us regarding certain matters of Maryland law, including the validity of our common shares offered hereby.

EXPERTS

The consolidated financial statements and schedule of Americold Realty Trust and subsidiaries at December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of China Merchants Americold Holdings Company Limited and China Merchants Americold Logistics Company Limited as of and for the years ended December 31, 2016 and 2015, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of China Merchants Americold Holdings Company Limited and China Merchants Americold Logistics Company Limited as of and for the year ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Except as otherwise indicated, we have obtained all of the information (except for data regarding our company) under "Summary—Industry Overview" and "Industry Overview" from market research prepared by GCCA and Cushman. Such information is included herein in reliance on GCCA's and Cushman's authority as experts on such matters.

Except as otherwise indicated, we have obtained all of the information attributed to Cushman under "Summary—Temperature-Controlled Warehouses Cushman & Wakefield Report" and "Temperature-Controlled Warehouses Cushman & Wakefield Report" from market research prepared by Cushman. Such information is included herein in reliance on Cushman's authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules, under the Securities Act with respect to our common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.


Until   , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

_____Shares



Common Shares

PROSPECTUS

BofA Merrill Lynch

J.P. Morgan

RBC Capital Markets

Rabo Securities

Baird

Citizens Capital Markets

Raymond James

SunTrust Robinson Humphrey

BB&T Capital Markets

BTIG

, 2018



| AMERICOLD REALTY TRU | Donnelley Financial | VDI-W7-PFL-0304 12.6.18 | EGV palap0dc | 15-Jan-2018 20:48 EST | | 421317 II 1 | 16* |
| FORM S-11/A - AMERIC | START PAGE | | ATL | 09-Jan-2018 06:16 EST | COMP | PS PMT | 1C |

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than the underwriting discount, expected to be incurred by Americold Realty Trust (the "Registrant") in connection with the sale of common shares being registered. All amounts are estimated except for Securities and Exchange Commission ("SEC") registration fees, Financial Industry Regulatory Authority ("FINRA") filing fees and New York Stock Exchange ("NYSE") listing fees.

SEC registration fee	$
FINRA filing fee	
NYSE listing fee	295,000
Printing and engraving expenses	1,800,000
Legal fees and expenses	4,150,000
Accounting fees and expenses	2,500,000
Transfer agent fees and expenses	5,000
Miscellaneous fees and expenses	
Total	$8,994,000

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

Pursuant to the Americold Realty Trust 2010 Equity Incentive Plan, since September 1, 2014, the Registrant has issued (1) stock options to purchase an aggregate of 2,750,000 of its common shares to trustees, officers, employees and other eligible plan participants of the Registrant, of which options to purchase 370,000 common shares terminated without issuance or were forfeited by the participant, at an exercise price of $9.81 and (2) restricted stock units with respect to an aggregate of 196,332 of its common shares. The issuance of such stock options and restricted stock units and the issuance of common shares upon exercise of such stock options and settlement of such restricted stock units are deemed to be exempt from the registration requirements of the Securities Act or 1933, as amended (the "Securities Act"), in reliance on either or both of Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 34. Indemnification of Trustees and Officers.

Maryland law permits a Maryland real estate investment trust to include a provision in its declaration of trust eliminating the liability of its trustees and officers to the trust and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Registrant's amended and restated declaration of trust ("declaration of trust") contains a provision that eliminates its trustees' and officers' liability to the trust and its shareholders for money damages to the maximum extent permitted by Maryland law.

The Maryland REIT Law, or the MRL, permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and